SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 11)


                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
     Vice President, General Counsel and Secretary Shorewood Packaging
                                Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




      Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on
 Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999, relating to the offer by Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation ("Chesapeake"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent (the "Shares").

 ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      Item 4 is hereby amended and supplemented as follows:

      The Shorewood Board is aware that Chesapeake has publicly stated on numerous occasions that it is prepared to consider the possibility of increasing the Chesapeake Offer after appropriate due diligence and access to the Shorewood business plan.

              As previously disclosed in Amendment No. 10 to this Schedule 14D-9, on February 11, 2000, Shorewood offered to provide Chesapeake and its representatives with the same business plan that has been provided to other interested parties, conditioned upon Chesapeake executing a confidentiality agreement containing customary standstill provisions. On February 12, 2000 Shorewood voluntarily withdrew the proposed standstill provisions from the confidentiality agreement and informed a representative of Chesapeake that a package containing the business plan was immediately available upon execution of the confidentiality agreement.

      On February 13, 2000, a representative of Shorewood reiterated to a representative of Chesapeake that the business plan was immediately available upon execution of the confidentiality agreement and that Shorewood was prepared to answer questions about the business plan. The Chesapeake representative was informed that the Shorewood Board was meeting the next day for an update of events and that the Shorewood Board believed that this process should be brought to a prompt conclusion, particularly in light of the imminent Chesapeake consent solicitation. Chesapeake did not avail itself of the opportunity to review the business plan or meet with Shorewood representatives on February 12 or February 13.

      On the afternoon of February 14, 2000, Chesapeake finally responded with a markup of the confidentiality agreement and the confidentiality agreement was executed soon thereafter. Later that afternoon the business plan and related information was delivered to Chesapeake.

      In response to Shorewood's offer to answer questions about the business plan, Chesapeake said it wanted to meet, but not until the afternoon of February 15, 2000. A meeting between Chesapeake and Shorewood, together with their representatives, occurred for two hours on the afternoon of February 15, 2000 at which numerous questions about the business plan were asked and answered.

      Prior to the meeting with Chesapeake on February 15, 2000, a representative of Shorewood delivered a letter to the financial advisors for Chesapeake informing them that a meeting of the Shorewood Board was scheduled to occur at 4:00 p.m. on February 16, 2000 and requested that Chesapeake provide its best and final offer to the Shorewood Board prior to that time. A copy of the letter dated February 15, 2000 is attached as
 Exhibit 30 to this Schedule 14D-9.

 ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      Item 7 is hereby amended and supplemented to incorporate the information set forth above in the amendment to Item 4.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:

 Exhibit No.    Description
 -----------    -----------

 30             Letter, dated February 15, 2000, from Greenhill & Co., L.L.C.
                to the financial advisors of Chesapeake Corporation.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     SHOREWOOD PACKAGING CORPORATION


                     By: /s/ Andrew N. Shore
                         -------------------------------
                         Name:  Andrew N. Shore
                         Title: Vice President, General Counsel and
                                Secretary

 Dated:  February 16, 2000